UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 6, 2022

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

527 Primrose Lane
Superior, Colorado 80027
(Full mailing address of principal executive offices)

(800) 507-7345
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 9.	Other Events

Investment in Rainbow Realty Group II LLC

On July 6, 2022, HNR Rainbow I LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased 6.00 Units of Interest in Rainbow Realty Group II LLC (“Rainbow Realty”), pursuant to a subscription agreement (the “Rainbow Subscription Agreement”), for an aggregate investment amount of $300,000. Rainbow Realty plans to own and lease commercial and industrial real estate properties and to make loans secured by real property to select borrowers that operate in the cannabis industry or rent to such cannabis operators. Rainbow Realty’s target assets are retail dispensaries and industrial cultivation facilities (and loans secured by such facilities that are) leased to or owned by tenants and/or borrowers in the medical and/or adult use cannabis industry. Any such loans will be secured by a first position mortgage interest secured by such property.

The foregoing is a summary of the Rainbow Subscription Agreement and is qualified in its entirety by reference to the complete text of the Rainbow Subscription Agreement, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and are incorporated by reference into this Item 9.

Investment in West Tech Industrial Property Investors LP

On July 12, 2022, HNR West Tech LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest equal to approximately 1.39% in West Tech Industrial Property Investors LP (“West Tech Industrial LLC”), pursuant to a subscription agreement (the “West Tech Subscription Agreement”), for an aggregate investment amount of $200,000. West Tech Industrial LLC plans to indirectly acquire and operate the 5-building flex/light industrial/office tech space known as Minneapolis West Tech Industrial Portfolio located in Minneapolis, Minnesota (the “Property”), through a 100% ownership interest in West Tech Industrial Property LP (the “Property Owner”).

The Property Owner will buy and operate the Property. Overall, the Property is 81% leased and consists of 3 sub portfolios, Plymouth Tech IV & V, Eden Woods II & III, and Cedar II, the Portfolio was built in 1982 -2001 and is a flex/light industrial/office tech space located in the western suburbs of Minneapolis, Minnesota. The Property Owner will manage the Property for the benefit of West Tech Industrial LLC, distributing all net cash available for distribution of its operations (after payment of operating expenses, reserves, and debt service) to West Tech Industrial LLC.

The foregoing is a summary of the West Tech Subscription Agreement and is qualified in its entirety by reference to the complete text of the West Tech Subscription Agreement, which is filed as Exhibit 6.2 to this Current Report on Form 1-U and are incorporated by reference into this Item 9.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: July 12, 2022

Index to Exhibits

Exhibit No.	Description

6.1	Subscription Agreement made as of July 6, 2022, by HNR Rainbow I LLC.

6.2	Subscription Agreement made as of July 12, 2022, by HNR West Tech LLC.